EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

September 20, 2010	TSX Venture Exchange: EMR
US OTC: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD ANNOUNCES NON-BROKERED EQUITY FINANCING

Emgold Mining Corporation (the "Company" or "Emgold") is pleased to announce that, subject to TSX Venture Exchange approval, Emgold proposes to carry out a non-brokered private placement of up to 5,357,143 units (“Units”) of the Company at US$0.14 per Unit to raise US$750,000.  Each Unit will consist of one common share of the Company and one non-transferable share purchase warrant (the "Warrant").  Each Warrant will entitle the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.35.  The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months.

Finder's fees comprised of up to 8% cash and 8% in finder's warrants priced at US$0.35 may be payable in connection with some or all of the offering in accordance with TSX-Venture Exchange policies.  The finder's warrants will be exercisable for a period of 24 months from the date of issuance. The offering is subject to all necessary regulatory approvals.

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA.  The Idaho-Maryland Mine was the second largest underground gold mine in California, producing 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton.  It is adjacent to the Empire Mine, Newmont Mining Corporation's first operating gold mine and historically California's largest underground gold mine, which produced 5.8 million ounces of gold.  Newmont retains the mineral rights to the Empire Mine.  The Grass Valley Mining District produced over 17 million ounces of gold from 1850 to 1956.  Both the Idaho-Maryland Mine and Empire Mine shut down in 1956 due to the fixed price of gold at US$35 per ounce and rising labor and supply costs after WWII.  The Idaho-Maryland Project contains a NI 43-101 compliant measured and indicated resource of 472,000 ounces of gold at a grade of 0.28 ounces per ton and an inferred resource of 1,002,000 ounces of gold at a grade of 0.39 ounce per ton, estimated as at March 1, 2007 (See Emgold’s NI 43-101 compliant Technical Report titled “Idaho-Maryland Mine Project” dated December 8, 2009, filed under the Company’s profile at www.sedar.com)

The reopening of the Idaho-Maryland Gold Mine will bring 400 jobs to the City of Grass Valley, California. Approximately half of the positions are expected to be local hires.  The Idaho-Maryland Project is also expected to generate significant local, state, and federal tax dollars.  In addition, the Idaho-Maryland Project will have the environmental benefit of cleaning up an existing legacy mine site.  At closure, the site will be reclaimed and the buildings and property will be redeveloped for use as a business park, bringing additional future economic benefit of Grass Valley.  The Idaho-Maryland Project also includes an Education Center and Outdoor Mining Display Park that will be a year-round tourist attraction for Grass Valley and Nevada County.

For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.

Information in this news release that is of a scientific or technical nature was prepared by Mr. Robert Pease, Professional Geologist (California), Chief Geologist and a Qualified Person as defined in National Instrument 43-101.

This release is not an offer of securities for sales in the United States. Securities may not be offered or sold in the United States absent registration or exemption from registration.

On behalf of the Board of Directors

David G. Watkinson

President & CEO

For further information please contact:

Tel: (530) 271-0679

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that may be deemed "forward-looking statements".  All statements in this release, other than statements of historical facts, that address mineral resource estimates, future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements and are based on a number of assumptions, including but not limited to the assumptions underlying the estimated resources outlined in the Technical Report are and remain valid, that the demand for and price of gold remains constant or increases and does not experience a material decline, and that the Company will be able to raise the capital required to hold and develop the Idaho-Maryland Project. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes the price of gold, the price of the company’s shares, the costs of labour, equipment and other costs associated with exploration, development and mining operations, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.